ALBERTA COMPLIANCE SERVICES INC.

02042278

June 17, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Form 20
2. Form 20
3. Form 20
4. Interim Financial for the quarter ended February 28, 2002
5. BCSC Form 51-901F
6. News Release dated June 5, 2002

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate
encl.

dlw 7/3

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82 5084

FORM 20

Securities Act

Report under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b) (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemption relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1. Full name and address of the Vendor.

   Globel Direct Inc.
   1324 - 36th Avenue N.E.
   Calgary, Alberta
   T2E 8S1

2. Name and address of the issuer of the security traded and description of the security.

   As above. Convertible Debentures

3. Date of trade(s).

   March 20, 2002
   April 5, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 107(1)(p), (q), (t), and (y.1) of the Act or section 122(b) or (d) of the <u>Securities Regulation</u> or if the issuer of the securities is not a reporting issuer, complete the following:

Full Name and Residential Address of Purchaser(s)	**Amount or Number of Securities Purchased**	**Purchase Price**	**Statutory Exemption Relied on**
Murray M. Frame 3826 - 11 Street SW Calgary, AB T2T 3M4	$100,000	$100,000	131(1)(bb)
Richard H. Auchinleck 93 Wolfwillow Lane Calgary, AB T3Z 1B4	$200,000	$200,000	131(1)(bb)
Fred C. Coles 16 Ridge Pointe Drive De Winton, AB T0L 0X0	$100,000	$100,000	131(1)(bb)
Daryl H. Gilbert 323 Heritage Place SW Calgary, AB T3Z 3P3	$100,000	$100,000	131(1)(bb)
W.Y. Svrek Engineering Ltd. 35 Hawkville Mews NW Calgary, AB T3G 3N6	$50,000	$50,000	131(1)(bb)
Hike Resources Inc. 3600, 205-5th Avenue SW Calgary, AB T2P 2V7	$100,000	$100,000	131(1)(bb)
Warren Coles 94 Discovery Ridge Blvd SW Calgary, AB T3H 4Y2	$75,000	$75,000	131(1)(bb)

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

   N/A

6. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

   $725,000

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CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Calgary, Alberta, this ____ day of April, 2002.

GLOBEL DIRECT, INC.
Name of vendor or agent - please print

____
Signature

Chief Financial Officer
Official capacity - please print

Leslie R. Byle
Please print here name of individual whose signature appears above if different from name of vendor or agent printed above

llh\clients\globel\optioms\form20.ab

82-5084

FORM 20

Securities Act

Report under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemption relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company ~~registered under the Trust Companies Act~~ acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1. Full name and address of the Vendor.

   Globel Direct Inc.
   1324 - 36th Avenue N.E.
   Calgary, Alberta
   T2E 8S1

2. Name and address of the issuer of the security traded and description of the security.

   As above. Warrants (to purchase common shares)

3. Date of trade(s).

   March 13, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 131(1)(a) of the Act or section 122(b) or (d) of the Securities Regulation or if the issuer of the securities is not a reporting issuer, complete the following:

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Full Name and Residential Address of Purchaser(s)	Amount or Number of Securities Purchased	Purchase Price	Statutory Exemption Relied on
RoyNat Inc. 400 - 3rd Avenue SW, Suite 4500 Calgary, Alberta T2P 4H2	250,000	nil	131(1)(a)

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

   N/A

6. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

   Nil

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Calgary, Alberta, this ____ day of April, 2002.

GLOBEL DIRECT, INC.
Name of vendor ~~or~~ agent - please print

____
Signature

Chief Financial Officer
Official capacity - please print

Leslie R. Byle
Please print here name of individual whose signature appears above if different from name of vendor or agent printed above

C:\256\CLIENTS\GLOBEL\Form 20 - Roynat.wpd

"PUBLIC"

FORM 20

Securities Act

Report under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemption relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1. Full name and address of the Vendor.

   Globel Direct Inc.
   1324 - 36th Avenue N.E.
   Calgary, Alberta
   T2E 8S1

2. Name and address of the issuer of the security traded and description of the security.

   As above. Options to acquire Common Shares

3. Date of trade(s).

   April 30, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the Act or section 122(b) or (d) of the Securities Regulation or if the issuer of the securities is not a reporting issuer, complete the following:

[redacted]

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5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

N/A

6. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

N/A

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Calgary, Alberta, this day of , 2002.

GLOBEL DIRECT, INC.
Name of vendor or ~~agent~~ - please print

Signature

Chief Financial Officer
Official capacity - please print

Leslie R. Byle
Please print here name of individual whose signature appears above if different from name of vendor or agent printed above

C:\256\CLIENTS\GLOBEL\convertible debenture\FORM20 Mar 15 02.wpd

82-5084

FORM 51-901F

Quarterly Report

Incorporated as part of:	___X___ Schedule A
	________ Schedules B & C
ISSUER DETAILS:	
NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	April 29, 2002
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J.R. Richardson	"J.R. Richardson"	April 29, 2002
NAME OF DIRECTOR		DATED
Daryl Gilbert	"Daryl Gilbert"	April 29, 2002
NAME OF DIRECTOR		DATED

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Welcome to the report to shareholders of Globel Direct, inc. for the third quarter of fiscal year 2002. As expressed in our last report to you, fiscal 2002 has been challenging in terms of revenue retention as we see many of our clients reduce spending in the advertising sector and others delay decisions on out-sourcing the services we provide. Now through the third quarter, we are beginning to see signs of stability in the economy and a cautious return to business. We see this as a cautiously upward trend once again in our revenues, in increasing market share, and the resultant higher earnings.

Although revenues are substantially lower as compared with the same period last year, we are pleased to report that the third quarter held improvements in most areas of our business. Our strategic initiatives, business process improvements and cost reductions have led to a turnaround in the performance of Globel's core business. We are a more vigorous, more focused and more efficient operation than we were one year ago. We had to be, as business conditions are much more challenging now than ever before. No doubt about it ... big changes are happening in our Company and our industry. To say nothing of the uncertainty of the past nine months, Globel has at the very least become fast, efficient and responsive. We have implemented an aggressive, change-oriented approach to how we manage our business. We believe it is smart, it's risky and it's bold. We have revitalized our corporate culture to respond quickly to changing and challenging market environments and to address the immediate requirements of our industry. We have viewed the downturn as not so much as a crisis, but more of a juncture. Our people are more motivated, and reinvigorated to take on the fresh challenges and opportunities we see coming our way. We know we are responsible for our own future as a Company, and we have bet on ourselves to deliver a service that backs this up. We have set out to multipurpose both our product and our talent to get more productivity out of both.

As some of the more traditional, smaller clients have tightened their budgets, or turned to internal resources for our services, the market is once again trending toward our large clients moving to out-sourced solutions as they face head count restrictions and understand that they must continue to promote their companies. We can see an improvement in the market by the fact that we have documented more urgency in the decision making process. In the past quarter we have had success once again, in securing long-term contracts and agreements for our out-sourced services. In this quarter we secured business commitments totally over $2 million in annual revenue – all scheduled to commence in the fourth quarter. These commitments include:

1) AMEX Master Agreement to provide direct mail production and processing services estimated to be over $1 million annually
2) ENMAX customer support services contract estimated to be over $500,000 in year one
3) An e-mail management program for a large communications / media broadcasting company estimated at $100,000.
4) Fountain Tire bill design, processing and distribution contract for critical document production estimated at $100,000 annually.

Business Development

And, our business development continues. Corporately, we submitted over 50 new business proposals with an annualized potential value of over $7,000,000. These proposals were weighted, being 40% for new initiatives with current clients, 25%

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were to prospective clients and the remainder came from direct inquiries, and MERX requests.

The time it is taking from proposal submission to acknowledgement of award has been significantly reduced. Many factors can contribute to this, but our belief is that it is due to companies coming out of the shock of economic impact of the fall and deciding that business goes on and that they better re-engage.

Restored Activity

The combination of market volatility we have experienced in the past nine months and the number of clients we currently servicing sparked the company to make further enhancements in its revenue forecasting capabilities with a new tool to more accurately track and project client activity. Based on the indicators we track, by-client history, product and service segmentation and utilization, seasonality, we can foresee the industry, the business climate and market for Globel's customer care and direct marketing services has begun to stabilize and will begin to recover and grow through the remainder of Fiscal 2002. Indeed, well into Q4, bookings continue to Re-bound in what is traditionally one of our strongest revenue periods.

Cost Management

Though the last few quarters have presented many challenges, our organization is rising to meet them. We have learned to be more efficient in the delivery of our services, diligently working to align our cost structure with our revenue base. Our last report detailed the areas we have been focusing on, including labour management, supplier evaluation and discretionary spending. And, our third quarter results show evidence of our success. We have learned to operate our business more efficiently, without risking the quality of our services. I have to extend my praise and gratitude to our people that have worked hard and made tough decisions that make our Company stronger.

Proposed Merger with Postlinx Corp.

Taking advantage of the restructuring that is imminent within our industry has enabled Globel to make a significant leap forward ahead of our competition by announcing that we are proposing to merge with our largest competitor in the Toronto market, Tiger North America Inc. ("Tiger") Tiger owns PostLinx Corp., one of Toronto's largest and technically advanced service providers to the direct response marketing and billing industries. PostLinx specializes in database management, data processing, laser imaging, mail processing and fulfillment services. Tiger North was formed in 1999 and acquired PostLinx as a cornerstone for its strategy to build an integrated, sophisticated direct marketing services company. The merger creats Canada's leading provider of direct response marketing and critical document production services. Globel Direct will issue approximately 9.4 million shares at a deemed price of $0.24 to the Tiger North shareholders and the Company will be known as Globel Direct. As part of the transaction, it is contemplated that the Corporation will issue up to 4,000,000 warrants, each exercisable at a price of $0.24, to acquire one common share of the Corporation, for a period of five years.

The combined company will have annual revenues of more than $50 million based on the most recently completed audited fiscal year-end. Management expects to realize annual cost savings achieved primarily through operating efficiencies and capacity redundancies. The merged company will have over 1200 customers and 400

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employees, and operate from modern facilities in four of Canada's most dynamic business centers: Toronto, Vancouver, Calgary and Edmonton. It will be firmly focused on delivering solutions and services that directly address our customers' demands and that can help them compete in their respective markets. By mapping our customer centric solutions onto the real business drivers in today's marketplaces, we can help our customers to drive their business performance and achieve their goals.

More information will be forthcoming regarding the proposed merger as soon as it is available, including timing of a likely closing of the transaction.

Respectfully submitted on behalf of the Board,

JR Richardson

82-5084

Q3
GLOBEL DIRECT, INC.
Consolidated Statement of Income
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2002	**2001**	**2002**	**2001**
REVENUES				
Revenues from operations	$ 5,822,741	$ 8,023,447	$ 17,893,611	$ 24,973,068
Administrative and sundry income	13,186	48,734	32,823	291,598
Total revenues	$ 5,835,927	$ 8,072,181	$ 17,926,434	$ 25,264,666
EXPENSES				
Production	$ 3,428,834	$ 5,212,493	$ 11,156,824	$ 15,523,255
Administration	1,396,957	1,869,668	4,751,297	5,525,496
Selling & Marketing	664,831	667,027	1,944,924	2,279,215
Total expenses	$ 5,490,622	$ 7,749,188	$ 17,853,045	$ 23,327,966
EBITDA	$ 345,305	$ 322,993	$ 73,389	$ 1,936,700
Bank charges & interest expense	147,764	109,244	433,023	302,729
Amortization expenses	375,410	429,597	1,031,022	1,253,300
Earnings before taxes	$ (177,869)	$ (215,848)	$ (1,390,656)	$ 380,671
Income taxes	(111,874)	(222,866)	(744,174)	80,431
Net earnings (loss)	$ (65,995)	$ 7,018	$ (646,482)	$ 300,240
Retained Earnings Opening	118,192	864,916	761,325	725,589
Less:				
Change in method of accounting for income tax	-	-	-	(66,291)
Excess of redemption amount over std value of pref shares	-	(13,114)	(23,148)	(43,682)
Accretion on equity component of convertible debenture net of tax effect of $31796	(19,747)		(59,245)	(57,036)
Retained Earnings Ending	$ 32,450	$ 858,820	$ 32,450	$ 858,820
Earnings per share (note 3 c)	$ (0.00)	$ 0.00	$ (0.04)	$ 0.02
EBITDA per share	$ 0.02	$ 0.02	$ 0.00	$ 0.12
Revenue per share	$ 0.34	$ 0.49	$ 1.06	$ 1.55

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GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended	
	February 28 2002	**May 31 2001**
ASSETS		
Current Assets		
Accounts receivable	$ 3,901,778	$ 7,775,150
Inventory	747,178	928,706
Deposits and prepaid expenses	2,284,871	596,538
Total Current Assets	$ 6,933,827	$ 9,300,394
Capital assets	4,873,788	5,367,479
Investments at cost	24,471	24,471
Goodwill and intangible assets	3,178,423	3,178,423
Total Assets	$ 15,010,509	$ 17,870,767
LIABILITIES		
Current Liabilities		
Bank indebtedness (operating loan)	1,053,703	3,072,672
Trade accounts payable	2,525,325	4,661,922
Other Payables & accrued liabilities	2,936,076	1,260,694
Total current before longterm debt/capital leases	$ 6,515,104	$ 8,995,288
Current portion - longterm debt/capital leases	793,720	350,701
Total Current Liabilities	$ 7,308,824	$ 9,345,989
Long term debt	369,800	548,000
Debt component of conv debenture	319,832	432,350
Future Income taxes	484,182	614,000
Total Liabilities	$ 8,482,638	$ 10,940,339
SHAREHOLDERS' EQUITY		
Share capital	3,644,809	3,666,163
Shareholder loans	75,000	-
Convertible Debentures	2,775,612	2,502,940
Retained earnings	32,450	761,325
Total Shareholders' Equity	$ 6,527,871	$ 6,930,428
Total Liabilities & Equity	$ 15,010,509	$ 17,870,767

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GLOBEL DIRECT, INC.
Consolidated Cash Flow Statements
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net income (loss)	$ (65,995)	$ 7,018	$ (646,482)	$ 300,240
Depreciation, amortization	375,410	429,597	1,031,022	1,253,300
Future income tax	(43,421)	(52,448)	(129,967)	(157,344)
Interest accretion on convertible debt	28,083	28,084	84,251	63,340
Net change in non-cash working capital	732,067	(1,253,181)	1,927,383	(1,950,446)
Cash provided from operating activities	$ 1,026,144	$ (840,930)	$ 2,266,207	$ (490,910)
FINANCING ACTIVITIES				
Repayment of long-term debt	$ (67,346)	$ (68,091)	$ (285,181)	$ (323,291)
Issue of shares (net)	-	528,703	2,887	579,484
New convertible debenture/debt financing	-	242,583	-	3,000,000
Proceeds from (repayment of) operating loan				2,500,000
Convertible debenture issue costs				(89,650)
Proceeds from sale of new convertible debenture	175,000	-	175,000	-
Shareholders loan	75,000	-	75,000	
New debt financing	550,000		550,000	
Redemption of preferred shares	-	(31,494)	(47,241)	(94,482)
Cash interest payments on convertible debenture	(60,491)	(60,493)	(181,477)	(139,923)
Cash provided from financing activities	$ 672,163	$ 611,208	$ 288,988	$ 5,432,138
INVESTING ACTIVITIES				
Purchase of shares of Jones Direct	$ -	$ -	$ -	$ (3,591,711)
Purchase of Globel.com Domain Name	-	-	(11,460)	-
Purchase of capital assets	(269,796)	(317,216)	(524,768)	(643,764)
Cash used in investing activities	$ (269,796)	$ (317,216)	$ (536,228)	$ (4,235,475)
Decrease (increase in bank indebtedness)	$ 1,428,511	$ (546,938)	$ 2,018,967	$ 705,753
Cash and short term investments, beginning of period	$ 17,784	$ 696,635	$ (572,672)	$ (556,056)
Cash and short term investments, end of period	$ 1,446,295	$ 149,697	$ 1,446,295	$ 149,697

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FORM 51-901F

Quarterly Report

Incorporated as part of:	________	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	April 29, 2002
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J.R. Richardson	"J.R. Richardson"	April 29, 2002
NAME OF DIRECTOR		DATED
Daryl Gilbert	"Daryl Gilbert"	April 29, 2002
NAME OF DIRECTOR		DATED

82-5084.

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of nine months ended February 28, 2002 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used, with the exception of the change in accounting policy described in note 2. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Significant Accounting policies

In the first quarter, the Corporation has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") concerning goodwill. The Corporation no longer amortizes its goodwill; but rather will test for impairment at the reporting unit level on an annual basis.

3. Share Capital

a. Authorized:

Unlimited number of Common voting shares
Unlimited number of First Preferred shares, issuable in series
Unlimited number of Second Preferred shares, issuable in series

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2001	17,154,554	\$3,666,163
Balance, February 28, 2002	17,122,313	\$3,644,809

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,944,498 (2001 – 16,324,985). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Bank Indebtedness

The Corporation has a credit facility to a maximum of \$2,500,000 bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). In support of the credit facility TD has a General Security Agreement in first position on

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account receivables and inventory against the Corporation, ICL, SMI and JDMSL, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL, and JDMSL. Under the terms of the credit facility, the Corporation must meet certain financial covenants which are currently in violation. As at February 14, 2002, the Corporation entered into an agreement with the TD Bank in order to satisfy the current funding relationship. This agreement required the Corporation to inject cash into it's current operations, which has been satisfied through the new debt financing, shareholders loan, and convertible debenture as disclosed in notes 6, 7, and 8. The Corporation is currently seeking a new banking arrangement to fund its current operating requirements and is anticipated to be in place prior to May 1, 2002.

5. Revision of 2001 Quarterly Financial Statements

The 2001 fiscal year quarterly financial statements, as previously issued have been revised. At it's fiscal year ended May 31, 2001, the Corporation revised it's method of accounting for it's convertible debenture to properly reflect the terms of the debenture as a compound financial instrument and its acquisition of Jones Direct Marketing Services Ltd to include all costs associated with the acquisition. The comparative figures for the third quarter ended February 28, 2001 have been restated to reflect the following adjustments: The convertible debenture previously recognized as equity of $3,000,000 has been allocated to debt of $550,000 and equity of $2,450,000 to properly reflect the terms of the debenture. Interest expense has been increased by $28,688, accretion on the equity portion of the convertible debenture of $57,036 (net of tax) was realized and closing retained earnings were reduced to $858,820. The Jones acquisition price was increased to $3,591,711 to include costs associated with the purchase that had not been previously recorded. As a result, capital assets were increased to $5,543,016 and changes to non-cash working capital for the period was revised to $1,950,446.

6. New debt financing

Effective February 21, 2002, the Corporation secured an asset based loan through Century Services Inc. in the amount of $550,000. This loan is secured against capital assets of the Corporation by way of a promissory note and applicable General Security Agreements. This loan is for a term of 8 months bearing an interest rate of 24% per annum. Blended monthly interest and principal payments of $20,000 will commence March 21, 2002, with a balloon payment of $473,000 at the end of eight months. In support of the loan, the Corporation has issued 250,000 warrants to Roynat Inc. in consideration for its postponement of its charge against the Company's fixed assets for the new financing. The warrants are to be issued at a current market price of $0.20 and will expire 24 months from the date of issue.

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7. Shareholders loan

Effective February 14, 2002, the Corporation secured a term loan in the amount of $75,000 with a Shareholder. This loan is for a 3 year term and bears interest at a rate of 8% per annum, payable semi-annually.

8. Convertible Debenture

On February 8, 2002, the Corporation initiated a convertible debenture as a private placement to raise up to a maximum of $1,000,000. These debentures carry an interest rate of 8% payable semi-annually in cash or shares (issued at market prices) over a 3 year term, and are convertible at the debenture holders option, into common shares, at $0.30 after year 1, $0.40 after year 2, and $0.50 after year 3. The Corporation can force conversion if the Corporation's shares trade at $0.50 in year 1, $0.60 in year 2, and $0.70 in year 3 for 20 consecutive days. The debentures are fully repayable 90 days after the end of year 3 if not previously converted. These debentures are secured against the Corporations assets after postponement to its senior lenders. At the date of these financial statements an aggregate of $175,000 has been sold.

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Schedule C

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's third quarter ended February 28, 2002.

Major Transactions Affecting Financial Results

The aftermath of September 11th's tragedies and the resulting slow down of the Canadian economy has had a definite impact on the financial results of Globel Direct for its year to date activities. The third quarter ended February 28, 2002 has seen some restoration of revenues towards more normal levels, however, recovery has been slower than originally anticipated and the Company continues to focus on cost management.

Revenue

Revenue in the third quarter ended February 28, 2002 decreased by 28% to $5.8 million compared to $8.1 million in 2001. Year to date revenue has decreased to $17.9 million compared with $25.3 million for the same period in 2001. The advertising industry has suffered a tremendous setback due to the September 11th tragedies, and although recovery has begun, it continues to improve at a much slower rate than originally anticipated. The Corporation's management sees revenues for Q4 trending positively.

Expenses

Expenses in fiscal 2002's third quarter were $5.5 million compared to $7.7 million in 2001, a decrease of 29%. Production expenses decreased to $3.4 million in 2002 from $5.2 million in 2001 yielding a gross margin of 41% as compared to 35% in 2001. Administration, selling and marketing expenses have also decreased significantly in the third quarter to $2.1 million from $2.5 million in 2001.

Year to date expenses are $17.8 million compared to $23.3 million for 2001, a decrease of 23%. Although we have seen improvement in operating costs, the overall decrease in expenses has not kept pace with the decrease in revenues on a percentage basis due to the significant fixed cost structure of the corporation. Discretionary expenses have been significantly reduced, including a 10% roll-back for all salaried employees which was implemented in October, 2001.

Interest and Amortization

Interest expense for the 3rd quarter has increased to $0.15 million from $0.1 million due to the full utilization of the corporation's bank operating line of credit during the period.

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Amortization expense has decreased to $0.4 million for the quarter from $0.45 million for the prior year due to the new amortization rules, with the Corporation no longer amortizing it's goodwill on a monthly basis.

Income Taxes

Income taxes reflect a recovery of $0.1 million for the third quarter compared with $0.2 in the prior year due to a slightly larger earnings before tax for the current year.

Liquidity and Capital Resources

Globel Direct has historically utilized a combination of equity issues, debt and cash flow from operations to fund acquisitions. The most appropriate source of funding is determined after considering existing debt/equity ratios and financing terms and conditions available at the date of each transaction.

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was restored to a positive position during the third qua rter of $0.4 million at February 28, 2002, compared to $0.3 million at its recent year ended May 31, 2001, yielding a current ratio of 1.06 versus 1.03 from the fiscal year end. The increase in working capital was attributable to new financing initiatives. These new initiatives included a shareholders loan in the amount of $75,000, a new asset based loan in the amount of $550,000, and a new convertible debenture to raise up to $1,000,000, with $175,000 sold as of the date of these financial statements.

Globel Direct also has an operating line of credit with the TD Bank in the amount of $2.5 million which was increased subsequent to year end on a temporary basis until September 15, 2001 to $3.0 million. At February 28, 2002, the Corporation had utilized $1.0 million of this operating loan. Effective February 4, 2002, The Corporation entered into an agreement with TD Bank in order to satisfy the covenant breaches of it's operating line of credit, which required the Corporation to inject new cash into it's operations. The new injection terms have been satisfied. The Corporation is currently seeking new banking arrangements to fund its operating requirements and it is anticipated that this will occur on or about May 1, 2002

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

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Outlook

The Corporation expects this fiscal year to improve to acceptable levels in the forth quarter. We have taken all steps possible to maintain our strong position in the Canadian marketplace, and revenues are expected to return to more normal levels by year-end. Strategic acquisitions, combined with the creation of new product and service offerings will provide a strong base for expansion as Globel seeks to attain critical mass.

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Globel Direct, inc.
Stock Symbol: GBD:TSXV
TSX Venture Exchange

GLOBEL DIRECT

KUBRA

KUBRA

Company Contact

J.R. Richardson
President, Globel Direct
Direct: 403.531.6579
Fax: 403.531.6560
Toll-Free: 1.800.551.5721
jr@globel.com

Investor Relations Contact
Grant Howard / Kellie Manchester
The Howard Group
Phone: 403.221.0915
howardg@howardgroupinc.com
www.howardgroupinc.com

Company Contact

Rick Watkin
President & CEO, KUBRA
Direct: 905.624.2220 x 234
Fax: 905.624.2886
rwatkin@kubra.com

Globel Direct and KUBRA form Strategic Alliance

Calgary, Alberta and Toronto, Ontario - June 5, 2002: Globel Direct Inc. (GBD – TSXV) announced today that it has formed a strategic alliance with KUBRA, a leading provider of enterprise information solutions, to jointly market KUBRA's comprehensive and integrated e-billing software suite – KUBRA e-bill™.

While both companies enjoy a prominent position in the critical customer communications out-sourcing marketplace, this alliance complements, enhances and adds synergistic value to each company's solutions. Toronto based KUBRA brings depth and leadership to the partnership with their proven e-billing product suite and aggregation capabilities, whereas Globel has built a solid physical infrastructure to manage large volume distributed print on a national basis combined with robust disaster recovery. The alliance brings a "best in class" solution that the marketplace is seeking.

The companies have already introduced their respective solutions to certain existing clients and intend to jointly market the integrated solution to selected billers over the coming months.

"We have been watching the EBPP marketplace develop over the past three years", says Sandi Gilbert, Globel's Senior VP Strategy. "KUBRA has built a proven solution for both the biller direct and consolidated models. Their offering interfaces well with our application development whereby data can be managed through a single client feed. This integrated solution means

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ultimate client flexibility under a proven and very robust platform." KUBRA's Rick Watkin, President and CEO agrees, "our investments into our suite of e-commerce products continues to attract significant market share in all capacities, and we firmly believe that our market leadership position in Canada will be strengthened through our strategic alliance with Globel. This strategic value chain immediately provides superior products and solutions that are demanded by a very competitive marketplace, for our existing and prospective customers."

About Globel Direct: *Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit* www.globel.com.

About KUBRA: *KUBRA is a leading provider of enterprise information solutions that create value for its customers in the form of enhanced access to new markets, reduced costs and increased profitability. KUBRA markets a solution portfolio of enterprise information software, outsource solutions and professional services across three comprehensive and integrate divisions that enable companies to create, compose, manage, deliver, process and archive complex, high-volume, individualized information assets for maximizing the customer relationship management potential of each and every customer contact. For more information about KUBRA visit* www.kubra.com.